Exhibit (a)(22)

Perrigo Responds to Misleading Statements

DUBLIN, Nov. 8, 2015 -- Perrigo Company plc ("Perrigo," "the Company") (NYSE: PRGO; TASE) today responded to misleading statements regarding Marc Coucke, Perrigo Board member as well as Executive Committee member.

In response, Mr. Coucke comments, “I believe that Mylan’s Executive Chairman made comments about me recently. Let me be clear. First, I do not appreciate anyone speaking on my behalf, especially when it is misleading and inaccurate. Second, I support the unanimous decision of Perrigo’s Board of Directors in strongly recommending that Perrigo shareholders NOT tender their shares into Mylan’s offer.”

Irish Takeover Rules
The directors of Perrigo accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Perrigo (who have taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

A person interested in 1% or more of any class of relevant securities of Perrigo or Mylan may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules, 2013 ("Irish Takeover Rules").

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed can be found on the Irish Takeover Panel's website at www.irishtakeoverpanel.ie. "Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Irish Takeover Rules, which can be found on the Irish Takeover Panel's website.

Rule 27 of the Takeover Rules

There has been no material change to the information contained in Annex C of the Schedule 14D-9.  With respect to the specific information requirements of Rule 27.1, there have been no changes to the information previously provided in Annex C of the Schedule 14D-9 as supplemented by the information provided in the letter to shareholders dated October 22nd, 2015 containing the profit forecasts of Perrigo for calendar year 2015 and calendar year 2016 (the "Profit Forecasts").

Rule 28.5 of the Takeover Rules

The directors of Perrigo confirm that the Profit Forecasts remain valid and each of EY and Morgan Stanley have indicated that they have no objection to their reports dated October 22nd, 2015 continuing to apply to the Profit Forecasts.

Morgan Stanley & Co. LLC acting through its affiliate, Morgan Stanley & Co. International plc, is financial advisor to Perrigo and no one else in connection with the matters referred to in this announcement. In connection with such matters, Morgan Stanley & Co. LLC, Morgan Stanley & Co. International plc, each of their affiliates and each of their and their affiliates' respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person other than Perrigo for providing the protections afforded to their clients or for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Forward-Looking Statements
Certain statements in this press release are forward-looking statements. These statements relate to future events or the Company’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or other comparable terminology. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company’s control. Risks and uncertainties include future actions that may be taken by Mylan in furtherance of its unsolicited offer; the timing, amount and cost of share repurchases; and the ability to execute and achieve the desired benefits of announced initiatives. These and other important factors, including those discussed under “Risk Factors” in the Perrigo Company’s Form 10-K for the year ended June 27, 2015, as well as the Company’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements in this press release are made only as of the date hereof, and unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It
This letter does not constitute an offer to buy or solicitation of an offer to sell any securities. In response to the exchange offer commenced by Mylan N.V., Perrigo has filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (“SEC”). Security holders are urged to read the solicitation/recommendation statement and other relevant materials if and when they become available because they will contain important information. The solicitation/recommendation statement and other SEC filings made by Perrigo may be obtained (when available) without charge at the SEC’s website at www.sec.gov and at the investor relations section of the Perrigo website at perrigo.investorroom.com. Shareholders may also obtain copies of the information by contacting Mackenzie Partners, Inc. at 212-929-5500 or 800-322-2885 Toll-Free in North America or by email at PRGO@mackenziepartners.com.

About Perrigo
Perrigo Company plc, a top five global over-the-counter (OTC) consumer goods and pharmaceutical company, offers patients and customers high quality products at affordable prices. From its beginnings in 1887 as a packager of generic home remedies, Perrigo, headquartered in Ireland, has grown to become the world's largest manufacturer of OTC products and supplier of infant formulas for the store brand market. The Company is also a leading provider of generic extended topical prescription products and receives royalties from Multiple Sclerosis drug Tysabri®. Perrigo provides "Quality Affordable Healthcare Products®" across a wide variety of product categories and geographies primarily in North America, Europe, and Australia, as well as other markets, including Israel and China.

A copy of this announcement will be available on Perrigo's website at www.perrigo.com.
For further information:
Arthur J. Shannon, Vice President, Investor Relations and Global Communications, (269) 686-1709, ajshannon@perrigo.com
Bradley Joseph, Director, Investor Relations and Global Communications, (269) 686-3373, bradley.joseph@perrigo.com